FLASH Scientific Technology Inc.



ANNUAL REPORT

335 Anna Ave

Palmetto , GA 30268

(678) 850-0981

https://www.flash.technology

This Annual Report is dated April 28, 2022.

BUSINESS

Flash Scientific Technology Inc. is a weather intelligence company based on AI and Machine Learning with lightning predictions our cornerstone product. FLASH correctly predicts the most critical first strike from a thunderstorm with an accuracy of 96% or greater with the variance being the season and environment the thunderstorms are occurring in. The present software can predict where lightning will form in the atmosphere and where it will strike the earth within a 1 to the 2-mile radius (lightning branches out once formed - so we predict the "strike zone") with the caveat that on rare occasions (0.4% of the time) lightning will strike outside the 1-2 mile radius. The lead time on predictions is between 15 to 25 minutes in advance. Other companies only detect lightning meaning they miss the all-important first strike 100% of the time. Flash Scientific Technology Inc. is one of the first that actually predicts the first lightning strike to occur before any storms have developed. In addition to the first strike, FLASH predicts the last strike thereby ending the archaic rule of waiting 30 minutes after the last rumble of thunder. We are also applying the same AI and Machine Learning techniques to other weather phenomena such as a tornado, wind, hurricane, winter storm, and precipitation forecasts.

Jason Deese and Adam Baker were granted a US utility Patent (10,408,972) on September 10, 2019. This patent was assigned to FLASH Scientific Technology Inc. and recorded with the US Patent office on August 24, 2020. FLASH Scientific Technology Inc. has no other patents, trademarks, or trade secrets.

We intend to pursue a software as a service (SaaS) sales model through the mechanism of an application programming interface (API) and related software development toolkit (SDK). We will be targeting three large industries: aviation, insurance, and fire mitigation. Aviation's largest cost is fuel and our technology will enable airlines to land their planes safely faster and also allow them to depart affected airports sooner, minimizing delays. The insurance industry loses 50 billion dollars a year to lightning-related losses, and we can mitigate those losses through integration in smart home devices. Finally, we will use our lead time on first strikes to allow fire personnel to reach wildfires caused by lightning sooner and thereby mitigate losses due to wildfire. At Flash Scientific Technology Inc., we envision a time when every smartphone (or Internet of Things device) in the world may warn its holder of impending danger from lightning and other dangerous weather phenomena.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $108.00

Number of Securities Sold: 80,000,000

Use of proceeds: Formation

Date: September 01, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $208,000.00

Number of Securities Sold: 4,160,000

Use of proceeds: Formation of Company

Date: December 31, 2020

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.15

Number of Securities Sold: 1,500,000

Use of proceeds: General Corporate Purposes

Date: November 09, 2020

Offering exemption relied upon: 506(c)

Name: Non-Voting Common Stock

Type of security sold: Equity

Final amount sold: $1,070,952.52

Number of Securities Sold: 11,278,674

Use of proceeds: Research & Development, Company Employment, Marketing, and Operations

Date: May 01, 2021

Offering exemption relied upon: Regulation CF

Name: Non-Voting Common Stock

Type of security sold: Equity

Final amount sold: $559,000.00

Number of Securities Sold: 1,878,979

Use of proceeds: Product Development

Date: November 30, 2021

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Flash Scientific Technology Inc. operates a software as a service model and its founder has already spent years developing and patenting an already functional technology for lightning prediction. Because of its limited plant, inventory and net working capital requirements, respectively, we are cautiously optimistic the company could operate for not less than one year, and potentially two years, in the absence of revenue, based on otherwise controllable expenditures related to staffing and (enterprise) customer acquisition.

Foreseeable major expenses based on projections:

We are cautiously optimistic that our major expenses will relate to staffing cost, enterprise customer acquisition, and limited software development. Software development is expected to relate to implementation of development sandbox and an Application Programming Interface. Cloud infrastructure would also be a major expense, though more likely one tied to revenue generation and expressed as a cost of service/cost of goods sold.

Future operational challenges:

Expected operational challenges are continued sandbox and Application Programming Interface development, roll-out of key enterprise sales strategy with related staffing, and expansion of AI suite of products..

Future challenges related to capital resources:

The most expensive part of the technological development and patent work have already been absorbed by the founder directly and the intellectual property has been contributed to the company. The future capital resource challenges therefore relate now primarily to the timing and cost of acquiring lage enterprise customers, and the maintenance of the company burn rate until such time as revenue begins.

Future milestones and events:

Flash Scientific Technology Inc. will be launching a series of API suiters tied to AI and Machine Learning Weather Intelligence products that will allow for tailored demonstrations to prospective customers.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $658,542.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

N/A

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jason Deese

Jason Deese's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Chief Executive Officer, Director

Dates of Service: February 01, 2021 - Present

Responsibilities: All matters related to product development decisions, financial allocations, fundraising, etc. Salary is $175,000. 65% equity. Jason also acts as sole director of the company.

Other business experience in the past three years:

Employer: National Weather Service

Title: Research Meteorologist

Dates of Service: September 20, 1999 - January 31, 2021

Responsibilities: Research and operational forecast responsibility for Georgia and Florida.

Name: James Castle

James Castle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Sales and Chief Financial Officer

Dates of Service: June 01, 2021 - Present

Responsibilities: To oversee all sales and financial aspects of the company. He is compensated with a salary of $125,000 for this role with the company.

Other business experience in the past three years:

Employer: NetJets Aviation

Title: Head of Mitigation

Dates of Service: February 01, 1995 - May 30, 2021

Responsibilities: To mitigate problems with flights.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Jason Deese

Amount and nature of Beneficial ownership: 78,000,000

Percent of class: 65.1769

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Series Seed Preferred, Non-Voting Common Stock, Voting Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,238,729 of Non-Voting Common Stock.

Series Seed Preferred

The amount of security authorized is 10,000,000 with a total of 4,120,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Each share of Series Seed Preferred is convertible into Non-Voting Common Stock.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation or any deemed liquidation event, the holders of shares of the Series Seed Preferred must be paid out before any holders of Common Stock.

Dividends on the Common Stock and the Series Seed Preferred are issued on a pari-passu basis.

Series Seed Preferred shareholders are required to give the corporation a right of first refusal to purchase all or any portion of transfer stock.

Series Seed Preferred is subject to drag-along rights.

Non-Voting Common Stock

The amount of security authorized is 50,000,000 with a total of 13,371,844 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 200,000,000 with a total of 102,182,500 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 11,767,926 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 8,232,074 shares to be issued pursuant to stock options issued.

Preferred Stock

The amount of security authorized is 40,000,000 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

The Board of Directors of the Corporation is expressly authorized to provide, out of up to 40,000,000 shares of undesignated Preferred Stock, for one or more series of Preferred Stock and, without the consent or vote of the Corporation's shareholders.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a lighting prediction software. Our revenues are therefore dependent upon the market for lighting prediction software.

We may never have an operational product or service

It is possible that there may never be an operational technology or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our technology. Delays or cost overruns in the development of our technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Flash Scientific Technology Inc. was formed on August 14, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Flash Scientific Technology Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that lightning prediction software is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Insurance Risk

If the company were unable to obtain insurance on commercially reasonable terms, any uninsured casualty could result in a material adverse changes to our financial condition.

Weather Prediction

Weather prediction, and lightning prediction in particular, are both inherently imprecise and risky activities. The company may be subject to litigation or action by a regulator related to a prediction (or failure to predict) a weather event in the manner expected. Such litigation or regulatory action may have a material adverse effect on the company's financial condition and ability to function as a going concern.

Technology

The company is heavily reliant on the patented technology developed by its founder. This technology is subject to obsoleteness, and there can be no guarantee that that the company will be able to maintain its technological capabilities over time.

COVID-19 / Key Person Risk

The company is heavily reliant on its founder and the patented technology he has developed. If our founder were incapacitated or otherwise unable to work for the company his absence would likely lead to a material adverse affect on our financial condition. More broadly, global conditions related to the COVID-19 pandemic may reduce the level of business activity, and in new company development in particular, thereby hindering the ability of the company to function and leading to a material adverse affect on its financial condition.

We are an early stage company with a limited operating history.

Our company was formed on August 14, 2020. Accordingly, we have a limited history upon which an investor can evaluate our performance and future prospects. The company has a short history, few customers, and effectively no revenue. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as we react to developments in our markets, difficulty in managing our growth and the entry of competitors into the market. We have incurred net losses to date and, because our platform is not yet operational, our financial statements do not reflect any operating revenues. We cannot assure you that we will be profitable in the foreseeable future or generate sufficient profits to pay dividends to the holders of the shares.

Demand for our product and services may not grow due to factors beyond our control.

Demand for a service offering the prediction of location and timing of lightning strikes may not be sufficiently strong to support the operations and continued growth of the company. For example, end-users may find that the costs and efforts required to implement the lighting prediction system outweigh the benefits of the system, resulting in decreased future demand for the product. Furthermore, competitors or government agencies, such as the United States National Oceanic & Atmospheric Administration, may create similar models and offer similar services for a lower cost, resulting in decreased demand for our services.

If we cannot raise sufficient funds we will not succeed.

We are offering Non-Voting Common Stock in the amount of up to $1,070,000.00 and may close on any investments that are made. Even if the maximum amount is raised, we are likely to need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons relating to our business or prospects or the broader economy, we may not survive. If we manage to raise only a minimum amount of funds, we will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital and the terms of subsequent financings may adversely impact your investment

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we may issue debt or equity securities to raise funds, modify our growth plans, or take some other action. Interest on debt securities could increase costs and negatively impact operating results and convertible debt securities could result in diluting your interest in the company. Issuance of preferred stock, in addition to diluting your interests in the company, may be done on terms more advantageous to those investors than to the holders of shares of Non-Voting Common Stock. If we are unable to find additional capital on favorable terms, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of capital could result in our performing below expectations, which could adversely impact the value of your investment.

If we are unable to hire, retain, train, and motivate qualified personnel and senior management, including Jason Deese, one of our founders, and deploy our personnel and resources to meet customer demand around the world, our business could suffer.

Our ability to compete in the highly competitive technology industry depends upon our ability to attract, motivate, and retain qualified personnel. We are highly dependent on the continued contributions and customer relationships of our management and particularly on the services of Jason Deese, our Founder. Mr. Deese developed the algorithm for the prediction of lighting. We believe that Mr. Deese's knowledge of the technology would be difficult to replace. The loss of the services of our key personnel and any of our other executive officers, and our inability to find suitable replacements, could result in a decline in sales, delays in product development, and harm to our business and operations.

We are dependent on our information systems which may be vulnerable to cyber-attacks or other events.

Our operations are dependent on our information systems and the information collected, processed, stored, and handled by these systems. Our information systems are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches, including credit card or personally identifiable information breaches, coordinated cyber-attacks, vandalism, catastrophic events and human error.

Failure to adequately obtain, maintain, protect and enforce our intellectual property and other proprietary rights could adversely affect our business.

Our success and ability to compete depends in part on our ability to protect proprietary methods and technologies that we develop under a combination of patent and other intellectual property and proprietary rights in the United States and other jurisdictions outside the United States so that we can prevent others from using our inventions and proprietary information and technology. Despite our efforts, third parties may attempt to disclose, obtain, copy, or use our intellectual property or other proprietary information or technology without our authorization, and our efforts to protect our intellectual property and other proprietary rights may not prevent such unauthorized disclosure or use, misappropriation, infringement, reverse engineering or other violation of our intellectual property or other proprietary rights. Effective protection of our rights may not be available to us in every country in which our platforms or services are available. The laws of some countries may not be as protective of intellectual property and other proprietary rights as those in the United States, and mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from using our intellectual property or other proprietary information or technology. Additionally, we use a combination of trademarks, domain names and other measures to protect our intellectual property. We believe that our trademarks and domain names play an important role in protecting our brand name and marketing of our services. We have registered our trademarks and domain names that we currently use in the United States. We may be subject to claims by other parties asserting interests in such trademarks and domain names or infringement of their intellectual property rights. In addition, our business is subject to the risk of third parties infringing our trademarks. We may not always be successful in securing protection for, or stopping infringements of, our trademarks and we may need to resort to litigation in the future to enforce our rights in this regard. Any such litigation could result in significant costs and a diversion of resources. We may not have the funds to adequately protect our intellectual property rights, which may undermine the credibility of our intellectual property, reducing our ability to enter into sub-licenses and weakening our attempts to prevent competitors from entering the market.

If we do not successfully develop and deploy new technologies to address the needs of our customers, our business and results of operations could suffer.

We will spend substantial amounts of time and money researching and developing new technologies and enhanced versions of existing features to meet our customers' and potential customers' needs. There is no assurance that our enhancements to our platforms or our new product features or capabilities will be compelling to our customers or gain market acceptance. If our research and development investments do not accurately anticipate customer demand or if we fail to develop our platforms in a manner that satisfies customer preferences in a timely and cost-effective manner, we may fail to retain our existing customers or increase demand for our platforms. The introduction of new products and services by competitors or the development of entirely new technologies to replace existing offerings could make our platforms obsolete or adversely affect our business, financial condition, and results of operations. We may experience difficulties with software development, design, or marketing that delay or prevent our development, introduction, or implementation of new platforms, features, or capabilities. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by customers brought against us, any of which could harm our business. Moreover, the design and development of new platforms or new features and capabilities to our existing platforms may require substantial investment, and we have no assurance that such investments will be successful.

We may not have enough funds to sustain the business until it becomes profitable.

Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Shares of Non-voting Common Stock only convert into voting Common Stock in limited circumstances, which may not occur, and Investors should be prepared to hold shares of Non-voting Common Stock indefinitely.

Shares of Non-voting Common Stock convert automatically and solely upon the closing of an initial public offering of voting Common Stock or the merger of the company into another entity.

We cannot assure you that either of these events will occur and as a result, investors should expect to hold shares of Non-voting Common Stock indefinitely.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may request the escrow agent to disburse offering funds to us at any time. At that point, investors whose subscription agreements have been accepted will become our stockholders. In light of our early stage of development, our business is likely to change significantly during the offering period. We will file supplements to our Offering Circular reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our stockholders and will have no such right.

This investment is illiquid

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of New York, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of New York, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act of 1934, as amended (the "Securities Act"), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Securities Exchange Act of 1943, as amended (the "Exchange Act"), creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

We depend on computing infrastructure operated by Amazon Web Services ("AWS") and other third parties and any errors, disruption, performance problems, or failure in their or our operational infrastructure could adversely affect our business, financial condition, and results of operations.

We rely on the technology, infrastructure, and software applications, including software-as-a-service offerings, of certain third parties, such as AWS, in order to host or operate some or all of certain key platform features or functions of our business, including our cloud-based data and algorithm. Additionally, we rely on hardware already in place, such as radar, in order to deliver our platforms and services. We do not have control over the operations of the facilities of the third parties that we use. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies, if they are updated such that our platforms become incompatible, if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in our platforms, cause our platforms to fail, our revenue and margins could decline, or our reputation and brand to be damaged, we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could adversely affect our business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if enforceable, we may have additional liability to our customers or third-party providers.

If any of the systems of any third parties upon which we rely or our internal systems, are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our platforms and services may be harmed, and we may lose business and incur losses or liabilities.

Our success depends in part on our ability to provide effective data security protection in connection with our platforms and services, and we rely on information technology networks and systems to securely store, transmit, index, and otherwise process electronic information. Because our platforms and services are used to store, transmit, index, or otherwise process and analyze large data sets that often contain proprietary, confidential, and/or sensitive information, we are perceived as an attractive target for attacks by computer hackers or others seeking unauthorized access, and we face threats of unintended exposure, exfiltration, alteration, deletion, or loss of data. Additionally, because many of our customers use our platforms to store, transmit, and otherwise process proprietary, confidential, or sensitive information, and complete mission critical tasks, they have a lower risk tolerance for security vulnerabilities in our platforms and services than for vulnerabilities in other, less critical, software products and services. We, and the third-party vendors upon which we rely, may in the future experience, cybersecurity threats, including threats or attempts to disrupt our information technology infrastructure and unauthorized attempts to gain access to sensitive or confidential information. Our and our third-party vendors' technology systems may be damaged or compromised by malicious events, such as cyberattacks (including computer viruses, malicious and destructive code, phishing attacks, and denial of service attacks), physical or electronic security breaches, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, and human error. Such attacks or security breaches may be perpetrated by internal bad actors, such as employees or contractors, or by third parties (including traditional computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). Cybersecurity threats can employ a wide variety of methods and techniques, which may include the use of social engineering techniques, are constantly evolving, and have become increasingly complex and sophisticated; all of which increase the difficulty of detecting and successfully defending against them. Furthermore, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until after they are launched against a target, we and our third-party vendors may be unable to anticipate these techniques or implement adequate preventative measures. Further, unauthorized access to our or our third-party vendors' information technology systems or data or other security breaches could result in the loss of information; significant remediation costs; litigation, disputes, regulatory action, or investigations that could result in damages, material fines, and penalties; indemnity obligations; interruptions in the operation of our business, including our ability to provide new product features, new platforms, or services to our customers; damage to our operation technology networks and information technology systems; and other liabilities. Moreover, our remediation efforts may not be successful. Any or all of these issues, or the perception that any of them have occurred, could negatively affect our ability to attract new customers, cause existing customers to terminate or not renew their agreements, hinder our ability to obtain and maintain required or desirable cybersecurity certifications, and result in reputational damage, any of which could materially adversely affect our results of operations, financial condition, and future prospects. There can be no assurance that any limitations of liability provisions in our license arrangements with customers or in our agreements with vendors, partners, or others would be enforceable, applicable, or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.

We expect to derive significant portion of our business depends on sales to the public sector, and our failure to receive and maintain government contracts or changes in the contracting or fiscal policies of the public sector could have a material adverse effect on our business.

We intend to derive a significant portion of our revenue from contracts with federal, state, local, and foreign governments and government agencies, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. Our perceived relationship with the U.S. government could adversely affect our business prospects in certain non-U.S. geographies or with certain non-U.S. governments. Sales to such government agencies are subject to a number of challenges and risks. Selling to government agencies can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. We also must comply with laws and regulations relating to the formation, administration, and performance of contracts, which provide public sector customers rights, many of which are not typically found in commercial contracts. Accordingly, our business, financial condition, results of operations, and growth prospects may be adversely affected by certain events or activities, including, but not limited to: • Changes in fiscal or contracting policies or decreases in available government funding; • Changes in government programs or applicable requirements; • Restrictions in the grant of personnel security clearances to our employees; • Ability to maintain facility clearances required to perform on classified contracts for U.S. federal government agencies; • Changes in the political environment, including before or after a change to the leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding; • Changes in the government's attitude towards the capabilities that we offer, especially in the areas of national defense; • Changes in the government's attitude towards us as a company or our platforms as viable or acceptable software solutions; • Appeals, disputes, or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our partners by the government; • The adoption of new laws or regulations or changes to existing laws or regulations; • Budgetary constraints, including automatic reductions as a result of "sequestration" or similar measures and constraints imposed by any lapses in appropriations for the federal government or certain of its departments and agencies; • Influence by, or competition from, third parties with respect to pending, new, or existing contracts with government customers; • Changes in political or social attitudes with respect to security or data privacy issues; • Potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters, and public health concerns or epidemics, such as the recent coronavirus outbreak; and • Increased or unexpected costs or unanticipated delays caused by other factors outside of our control. Any such event or activity, among others, could cause governments and governmental agencies to delay or refrain from purchasing our platforms and services in the future, reduce the size or payment amounts of purchases from existing or new government customers, or otherwise have an adverse effect on our business, results of operations, financial condition, and growth prospects.

Issues in the use of artificial intelligence ("AI"), (including machine learning) in our platforms may result in reputational harm or liability.

AI is enabled by or integrated into our platform and is a significant element of our business. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, such as by inaccurately predicting a lighting strike, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. An end-user's reliance on a false-negative prediction of lighting strike could result in injury or death and harm to property, resulting in potential legal liability and brand or reputational harm.

The recent global COVID-19 outbreak could affect our business and operations.

The outbreak of the novel coronavirus and the COVID-19 disease that it causes has evolved into a global pandemic. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we have taken precautionary measures intended to minimize the risk of the virus. The COVID-19 pandemic has also created many negative headwinds that present risks to our business and results of operations. For example, the COVID-19 pandemic has generally disrupted the operations of our prospective customers, and may continue to disrupt their operations, including as a result of travel restrictions and/or business shutdowns, uncertainty in the financial markets or other harm to their business and financial results, which could result in a reduction to information technology budgets, delayed purchasing decisions, longer sales cycles, extended payment terms, the timing of payments, and postponed or canceled projects, all of which would negatively impact our business and operating results, including sales and cash flows. We do not yet know the net impact of the COVID-19 pandemic on our business and cannot guarantee that it will not be materially negative. Although we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, the ongoing effects of the COVID-19 pandemic and/or the precautionary measures that we have adopted may create operational and other challenges, any of which could harm our business and results of operations.

We intend to have contracts with governments that involve classified programs, which may limit investor insight into portions of our business.

We may derive a portion of our revenue from programs with governments and government agencies that are subject to security restrictions (e.g., contracts involving classified information, classified contracts, and classified programs), which preclude the dissemination of information and technology that is classified for national security purposes under applicable law and regulation. In general, access to classified information, technology, facilities, or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability, and may also require appropriate facility clearances and other specialized infrastructure. In the event of a security incident involving classified information, technology, facilities, or programs or personnel holding clearances, we may be subject to legal, financial, operational, and reputational harm. We are limited in our ability to provide specific information about these classified programs, their risks, or any disputes or claims relating to such programs. As a result, investors would have less insight into our classified programs than our other businesses and therefore less ability to fully evaluate the risks related to our classified business or our business overall.

Failure to comply with laws, regulations, or contractual provisions applicable to our business could cause us to lose government customers or our ability to contract with the U.S. and other governments.

As a government contractor, we will have to comply with laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts and inclusion on government contract vehicles, which affect how we and our partners do business with government agencies. As a result of actual or perceived noncompliance with government contracting laws, regulations, or contractual provisions, we may be subject to audits and internal investigations which may prove costly to our business financially, divert management time, or limit our ability to continue selling our platforms and services to our government customers. These laws and regulations may impose other added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, and termination of contracts and suspension or debarment from government contracting for a period of time with government agencies. Any such damages, penalties, disruption, or limitation in our ability to do business with a government could adversely impact, and could have a material adverse effect on, our business, results of operations, financial condition, public perception, and growth prospects.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

FLASH Scientific Technology Inc.

By   /s/ *Jason Deese*

Name: FLASH Scientific Technology Inc.

Title: Founder/CEO

Exhibit A

FINANCIAL STATEMENTS

FLASH SCIENTIFIC TECHNOLOGY, INC.

FINANCIAL STATEMENTS

AS OF
DECEMBER 31, 2021

Together with
Independent Auditors' Report

Flash Scientific Technology, Inc.
Index to Financial Statements

INDEPENDENT AUDITORS' REPORT

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Flash Scientific Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Flash Scientific Technology, Inc. (the "Company") as of December 31, 2021, the related statement of operations, stockholders' equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s BF Borgers CPA PC
BF Borgers CPA PC

We have served as the Company's auditor since 2022
Lakewood, CO
April 27, 2022

FLASH SCIENTIFIC TECHNOLOGY, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2021

		2021
Assets		
Current assets:		
Cash	$	658,542
Other current assets		2,000
Total current assets		660,542
Intangible assets, net		178,787
Total assets	$	839,329
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accounts payable and accrued liabilities	$	5,000
Total current liabilities		5,000
Total liabilities		5,000
Commitments and contingencies (Note 3)		-
Stockholders' Equity (Deficit)		
Series Seed Preferred Stock, $0.0000001 par value; 10,000,000 authorized, 4,120,000 and none issued and outstanding, respectively.		208,000
Preferred Stock, $0.0000001 par value; 40,000,000 authorized, none issued and outstanding.		-
Common stock - voting, $0.0000001 par value; 200,000,000 authorized, 81,500,000 issued and outstanding.		8
Common stock - non-voting, $0.0000001 par value; 50,000,000 authorized, 13,288,510 and none issued and outstanding, respectively.		1
Additional paid-in capital		1,397,664
Subscription receivable		(45,996)
Accumulated deficit		(725,348)
Total stockholders' equity (deficit)		834,329
Total liabilities and stockholders' equity (deficit)	$	839,329

See accompanying notes to financial statements.

FLASH SCIENTIFIC TECHNOLOGY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR AND PERIOD ENDED DECEMBER 31, 2021

	2021
Assets	
Current assets:	
Cash	$ 658,542
Other current assets	2,000
Total current assets	660,542
Intangible assets, net	178,787
Total assets	$ 839,329
Liabilities and Stockholders' Equity (Deficit)	
Current liabilities:	
Accounts payable and accrued liabilities	$ 5,000
Total current liabilities	5,000
Total liabilities	5,000
Commitments and contingencies (Note 3)	-
Stockholders' Equity (Deficit)	
Series Seed Preferred Stock, $0.0000001 par value; 10,000,000 authorized, 4,120,000 and none issued and outstanding, respectively.	208,000
Preferred Stock, $0.0000001 par value; 40,000,000 authorized, none issued and outstanding.	-
Common stock - voting, $0.0000001 par value; 200,000,000 authorized, 81,500,000 issued and outstanding.	8
Common stock - non-voting, $0.0000001 par value; 50,000,000 authorized, 13,288,510 and none issued and outstanding, respectively.	1
Additional paid-in capital	1,397,664
Subscription receivable	(45,996)
Accumulated deficit	(725,348)
Total stockholders' equity (deficit)	834,329
Total liabilities and stockholders' equity (deficit)	$ 839,329

See accompanying notes to financial statements.

3

FLASH SCIENTIFIC TECHNOLOGY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR AND PERIOD ENDED DECEMBER 31, 2021

	Preferred Stock				Common Stock							
	Series Seed		Undesignated		Voting		Non-Voting		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Common stock sold for cash	-	-	-	-	-	-	13,074,320	1	1,575,459	(45,996)	-	1,529,464
Common stock issued for services	-	-	-	-	-	-	214,190	-	-	-	-	-
Series seed preferred stock sold for cash	4,120,000	208,000	-	-	-	-	-	-	-	-	-	208,000
Stock option compensation	-	-	-	-	-	-	-	-	101,583	-	-	101,583
Offering costs	-	-	-	-	-	-	-	-	(294,762)	-	-	(294,762)
Net loss	-	-	-	-	-	-	-	-	-	-	(705,443)	(705,443)
December 31, 2021	4,120,000	$ 208,000	-	$ -	81,500,000	$ 8	13,288,510	$ 1	$ 1,397,664	$ (45,996)	$ (725,348)	$ 834,329

See accompanying notes to financial statements.

FLASH SCIENTIFIC TECHNOLOGY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR AND PERIOD ENDED DECEMBER 31, 2021

		2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(705,443)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Stock-based compensation		101,583
Changes in operating assets and liabilities:		
Other current assets		(2,000)
Accounts payable		424
Net cash used in operating activities		(605,436)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of intangible assets		(178,787)
Net cash used in investing activities		(178,787)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of non-voting common stock		1,441,884
Payment of offering costs		(207,182)
Proceeds from founder shares		208,000
Net cash provided by financing activities		1,442,702
Change in cash and cash equivalents		658,479
Cash and cash equivalents, beginning of period		63
Cash and cash equivalents, end of period	$	658,542
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non cash investing and financing activities:		
Offering costs withheld from proceeds	$	87,580
Subcription receivable for non-voting common stock	$	45,996

See accompanying notes to financial statements.

5

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Flash Scientific Technology, Inc. was formed on August 14, 2020 ("Inception") in the State of Delaware. The financial statements of Flash Scientific Technology, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Palmetto, Georgia.

The Company was formed to deploy technology that is intended to predict the location of lightning strikes in certain geographical locations. The Company plans to partner with strategic customers who would benefit from lightning strike warnings.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management's Plans
The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to commence its intended operations and requires capital to develop and operate its intended business. These above matters raise doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through proceeds from its equity raises described in Note 4 and other debt or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: changes to regulations governing the way the Company plans to derive revenues, technology advancements and updates that render the Company's technology obsolete or less efficient than competing technologies, and the ongoing effects of the Coronavirus pandemic which may affect the Company and its intended customer base, among other risks. These adverse conditions could affect the Company's financial condition and the results of its operations.

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or
> liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software the Company capitalizes development costs related to these software applications once a preliminary project stage is complete, funding has been committed, and it is probable that the project will be completed, and the software will be used to perform the function intended. As of December 31, 2021, the Company has capitalized approximately $178,787 respectively, of internal software related costs, which is included in intangible assets in the accompanying consolidated balance sheets. The software officially launched in Q2 of 2022. Thus, no amortization was taken in 2021

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred. The deferred offering costs are netted against the proceeds of the offering in the statements of changes in stockholders' equity (deficit) or the related debt, as applicable. No costs are capitalized as of December 31, 2021.

Revenue Recognition

The Company will recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers. The Company will determine revenue recognition through the following steps:
- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. No revenue has been generated to date.

Stock Based Compensation
The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Shares issued for compensation are measured based on the fair market value of the underlying stock on the grant date.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. As of the date of these financial statements, the 2020 tax return is subject to inspection by state and federal regulators.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Georgia state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recently Adopted Accounting Pronouncements
The Financial Accounting Standards Board issues Accounting Standards Updates ("ASU") to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company's accounting or (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Legal
The Company is not currently involved with, and does not know of, any pending or threatening litigation against the Company.

NOTE 4 – STOCKHOLDERS' DEFICIT

Preferred Stock
The Company has authorized the issuance of 50,000,000 shares of Preferred Stock, par value $0.0000001. As of December 31, 2021, there were 4,120,000 shares of Preferred Stock issued and outstanding.

The Board of Directors are authorized to issue up to 40,000,000 shares of undesignated Preferred Stock, for one or more series of Preferred Stock without consent or vote of the Corporation's shareholders. As of December 31, 2021, there were no shares of undesignated Preferred Stock issued and outstanding.

Series Seed Preferred Stock
During 2021, the Company issued 4,120,000 of Series Seed Preferred Stock. As of December 31, 2021, there were 4,120,000 shares of Series Seed Preferred Stock issued and outstanding.

Each share of Series Seed Preferred is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Non-Voting Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred by the Conversion Price for that series of Series Seed Preferred in effect at the time of conversion. The "Conversion Price" for each series of Series Seed Preferred means the Original Issue Price for such series of Series Seed Preferred, which initial Conversion Price, and the rate at which shares of Series Seed Preferred may be converted into shares of Non-Voting Common Stock. No fractional shares of Non-Voting Common Stock will be issued upon conversion of the Series Seed Preferred.

Voting Common Stock
The Company has authorized the issuance of 200,000,000 shares of Voting Common Stock, par value $0.0000001. As of December 31, 2021, there were 81,500,000 shares of Voting Common Stock issued and outstanding.

The holders of outstanding Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders.

Non-Voting Common Stock
The Company has authorized the issuance of 50,000,000 shares of Non-Voting Common Stock, par value $0.0000001. During 2021, the Company issued 13,288,510 shares of Non-Voting Common Stock. As of December 31, 2021 there were 13,288,510 shares of Non-Voting Common Stock issued and outstanding.

Stock Options
On August 14, 2020, the Board of Directors adopted the Flash Scientific Technology, Inc. 2020 Equity Incentive Plan (the "2020 Plan"). The 2020 Plan provides for grants of options or restricted stock to eligible recipients. The 2020 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. Options and restricted stock in the amount up to 20% of the Company's issued and outstanding shares at any time may be issued pursuant to the 2020 Plan. However, the 2020 plan limits the number of incentive stock options to 20,000,000 shares.

In 2021 the Company granted 5,982,074 stock options under the 2020 Plan to various advisors and contractors with a weighted average grant-date fair value of $0.006 and a total grant-date value of $782,268. The granted options had an exercise price of $0.01, which was also the estimated fair value per share on the grant date, expire in ten years, and vest over 36 months.

The Company estimated the fair value of stock options that contain service conditions using the Black-Scholes option pricing model; the inputs used were as follows:

	December 31, 2021
Expected life (years)	6
Risk-free interest rate	1.24% - 1.48%
Expected volatility	70%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of the underlying technology and development to date.

The Company recognizes stock option forfeitures as they occur.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Granted	5,982,074	0.21	10.0
Exercised	-	-	-
Expired/Cancelled	-	-	-
12/31/2021 Outstanding at December 31, 2021	8,232,074	$ 0.16	9.4
12/31/2021 Exercisable at December 31, 2021	1,494,076	$ 0.09	9.2

All options are expected to vest. During the year ended December 31, 2021, stock-based compensation expense option expense of $101,583 respectively, was recognized for the vesting of these options. As of December 31, 2021, the total estimated remaining stock-based compensation expense for unvested stock options is $694,350 which is expected to be recognized over a weighted average period of 2.9 years.

Regulation Crowdfunding Offering
During 2021 the Company launched a Regulation Crowdfunding offering attempting to raise up to $1,070,000 in equity financing through the sale of up to 10,700,000 shares of Non-Voting Common Stock at $0.10 price per share. Certain bonus shares were available to investors based on their characteristics or timing of investment. In connection with the capital raise, the Company entered into an agreement with a funding portal in September 2020 for processing, transfer agent and other services. Under this agreement

the Company is to pay certain fees for services received and various commissions on proceeds raised for the offering. The funding portal is also to receive 2% commission paid in equity at the same rate as the offering.

During 2021 the Company launched an additional Regulation Crowdfunding offering attempting to raise up to $3,929,046 in equity financing through the sale of up to 5,238,729 share of Non-Voting Common stock at $0.75 price per share. In connection with the capital raise, the Company entered into an agreement with a funding portal in for processing, transfer agent and other services. Under this agreement the Company is to pay certain fees for services received and various commissions on proceeds raised for the offering. The funding portal is also to receive 2% commission paid in equity at the same rate as the offering.

During 2021, the Company sold approximately 11,409,531 shares of Non-Voting Common Stock for net proceeds, after platform commissions and related costs, of $949,185 under the offering. Based on the proceeds, the Company is to issue the funding portal approximately 214,190 shares of Non-Voting Common Stock. The Company will also be required to fulfil various physical good perks offered to investors based on the amount invested.

Regulation D Offering
During 2021 the Company launched a Regulation D offering for Non-Voting Common Stock at $0.30 price per share. The Company sold 1,878,979 shares of Non-Voting Common Stock for gross proceeds of approximately $559,000 under the Regulation D offering.

NOTE 5 – SUBSEQUENT EVENTS

Subsequent to December 31, 2021, the Company issued an additional 91,298 shares of Non-Voting common stock at a price of $0.75 per share under the Regulation Crowdfunding offering discussed in Note 4 for gross proceeds of approximately $66,000.

The Company has evaluated subsequent events that occurred after December 31, 2021 through April 27, 2022, the date of these financial statements were available to be issued, and noted no additional events requiring recognition for disclosure.

CERTIFICATION

I, Jason Deese, Principal Executive Officer of FLASH Scientific Technology Inc., hereby certify that the financial statements of FLASH Scientific Technology Inc. included in this Report are true and complete in all material respects.

Jason Deese

Founder/CEO